SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2004 NOV 15 A 10:09

OFFICE OF INTER... CORPORATE FINANCE

9 November 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

04046144

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 8 November 2004 as published in the South China Morning Post in Hong Kong on 9 November 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED

NOV 19 2004

THOMSON
FINANCIAL

IK/lc/cw

Encl.

dw 11/17

c.c. J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\SHPCL_3Q2004\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 8 NOVEMBER 2004 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and nine months ended 30 September 2004 in Thailand on 8 November 2004. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and nine months ended 30 September 2004 in Thailand on 8 November 2004. The unaudited Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
CONSOLIDATED EARNINGS STATEMENT
FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2004 – UNAUDITED

	Three months ended 30 September		Nine months ended 30 September	
	2004	**2003**	**2004**	**2003**
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	249,625	154,988	720,036	463,067
Food and beverage	165,186	125,768	497,859	378,842
Others	33,013	22,120	85,396	64,405
Total revenues from hotel operations	447,824	302,876	1,303,291	906,314
Cost of sales and services	(133,051)	(104,220)	(397,147)	(298,158)
Gross profit	314,773	198,656	906,144	608,156
Selling and administrative expenses	(105,162)	(90,691)	(307,536)	(255,282)
Earnings from the sale of goods and the rendering of services	209,611	107,965	598,608	352,874
Other incomes	14,993	1,932	29,278	14,806
Other expenses				
Depreciation	(74,323)	(55,057)	(201,432)	(155,887)
Loss on disposal of fixed assets	–	(12,482)	–	(11,758)
Others	–	–	(7,613)	–
Directors' remuneration	(915)	(915)	(2,745)	(2,745)
EARNINGS FROM OPERATIONS	149,366	41,443	416,096	197,290
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(10,377)	(11,228)	(27,482)	(33,112)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	138,989	30,215	388,614	164,178
INTEREST EXPENSES	(400)	(489)	(2,369)	(2,959)
CORPORATE INCOME TAX	(40,958)	(11,258)	(104,913)	(49,957)
NET EARNINGS FOR THE PERIOD	97,631	18,468	281,332	111,262
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.75	0.14	2.16	0.86

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 8 November 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*